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      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 23, 1997
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT

                      (Pursuant to Section 13(e)(1) of the
                        Securities Exchange Act of 1934)

                               (Amendment No. 2)

                            Sierra Prime Income Fund
                                (Name of Issuer)

                            Sierra Prime Income Fund
                      (Name of Person(s) Filing Statement)

         Class A Common Shares of Beneficial Interest with no par value
                         (Title of Class of Securities)

                                   826461-105
                      (CUSIP Number of Class & Securities)

                        Keith B. Pipes
                        Executive Vice President, Treasurer and Secretary Sierra Prime Income Fund
                        9301 Corbin Avenue, Suite 333
                        Northridge, CA 91324
                        (818) 725-0200

      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                   Copies to:

                        Richard W. Grant, Esq.
                        Jeffrey P. Burns, Esq.
                        Morgan, Lewis & Bockius LLP
                        2000 One Logan Square
                        Philadelphia, PA 19103
                        215-963-5000

                                 March 12, 1997
                      (Date Tender Offer First Published,
                       Sent or Given to Security Holders)
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        This Amendment No. 2 to the Issuer Tender Offer Statement on Schedule
13E-4 of the Sierra Prime Income Fund (the "Fund"), relating to an offer to purchase (the "Offer") 234,136 of the Fund's Class A Common Shares (the "Class A Shares") and originally filed with the Securities and Exchange Commission ("Commission" or "SEC") on March 12, 1997, constitutes the final amendment pursuant to Rule 13e-4(c)(3) under the Securities Exchange Act or 1934 and General Instruction D of Schedule 13e-4.

        The Offer terminated at 6:00 P.M. (Pacific Standard Time) on May 9, 1997 (the "Expiration Date"). The original Offer was increased by 117,068 shares to total 234,136 Class A Shares of the Fund and was extended for a period of ten (10) business days as previously indicated in Amendment No. 1 to the Issuer Tender Offer Statement on Schedule 13E-4 filed with the Commission on April 25, 1997.

Pursuant to the Offer, 201,482.858 shares were tendered, all of which were accepted by the Fund for repurchase at a net asset value of $10.00 per share, for an aggregate purchase price of $2,014,828.58.

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                                   SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        SIERRA PRIME INCOME FUND


                                        /s/ KEITH B. PIPES
                                        -----------------------------
May 20, 1997                            Keith B. Pipes
                                        Executive Vice President,
                                        Treasurer and Secretary